

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 27, 2009

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
Chairman of the Board and President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re:** **Spatializer Audio Laboratories, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
>   **Filed March 31, 2008**
> **Forms 10-Q for the Quarter Ended September 30, 2008, June 30, 2008, and**
>   **September 30, 2008**
> **File No. 000-264600**

Dear Mr. Gottlieb:

We have reviewed your filings and your response letter filed on Edgar on March 19, 2009 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Please update your discussion of your results of operation for each reporting period presented based upon your restated financial statements. Refer to the guidance in Item 303(d) of Regulation S-K. This comment is also applicable to your amended fiscal 2008 Forms 10-Q.

Report of Independent Registered Public Accounting Firm, page 21 of proposed Form 10-K/A

2.   We note your response to prior comment 1 from our February 18, 2009 letter. We note that your current auditor will update its opinion on the 2007 and 2006 financial statements. Please confirm that your predecessor auditor will also update its opinion on the 2005 financial statements included within this filing to cover the restatement related to reflecting the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations. The updated opinion should include an explanatory paragraph referring to the restatement of the 2005 financial statements. Refer to the guidance in AU 420.12.

Note 12. Selected Quarterly Financial Data, page 36 of proposed Form 10-K/A

3.   Please revise your selected quarterly financial data for each reporting period presented to reflect the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations. Please also include the disclosures required by paragraph 26 of SFAS 154 related to the restatement within your selected quarterly financial data. Please label the selected quarterly financial data "as restated."

Item 9A(T) Controls and Procedures, page 36 of proposed Form 10-K/A

4.   Please refer to prior comment 8 from our letter dated February 18, 2009. It is unclear from your proposed disclosure the date on which you are assessing the effectiveness of your internal control over financial reporting. For instance, we note from your proposed disclosure that the company "believes that, as of the date of [your] report, [your] system of internal control over financial reporting was ineffective." As previously requested, please revise your disclosure to include your assessment of the effectiveness of your internal control over financial reporting *as of the end of the most recent fiscal year*, which in your case is December 31, 2007.

5.   Further to the above, it is also unclear from your proposed disclosure the date on which you are assessing the effectiveness of your disclosure controls and procedures. For instance, we note from your proposed disclosure that your management "as of the date of this *Amended quarterly report,*…have concluded that [your] disclosure controls and procedures as the end of the period cover by [your] report were effective..." Please revise

your disclosure to include your assessment of the effectiveness of disclosure controls and procedures *as of the end of the most recent fiscal year*, which in your case is December 31, 2007.

6.   We further note your management has continued to conclude that your disclosure controls and procedures were effective as of the end of the fiscal year even though you failed to provide management's report on internal control over financial reporting; you disclose that you had a lack of segregation of duties, and that you are restating your 2007 financial statements to report the sale of your business in 2007 as discontinued operations. Please tell us the factors you considered in more detail and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend your 2007 Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

7.   Please refer to prior comment 7 from our letter dated February 18, 2009. We note your response to our prior comments but we still note no revisions to the language addressed in the comment. Not withstanding the above comments, as previously requested, in future filings beginning with the planned amendments, please <u>remove</u> the superfluous language following the word "effective" or "ineffective", or revise the disclosure so that the language is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). This comment is also applicable to your amended fiscal 2008 Forms 10-Q.

<u>Exhibit 31.1</u>

8.   Please refer to prior comment 9 from our letter dated February 18, 2009. We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) included within your proposed filings are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically the introduction and paragraph 1 are not in the exact form. As previously requested, please revise your filings to include revised certifications that conform to the <u>exact</u> wording required by Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4T. Controls and Procedures

9.   We note from your proposed filings that you have chosen to include management's report on internal controls over financial reporting as of March 31, 2008, June 30, 2008, and September 30, 2008 even though you are only required to include this assessment on your internal controls over financial reporting as of the end of the most recent fiscal year based upon the guidance in Item 308 of Regulation S-K. If you continue to include management's report on internal controls over financial reporting in your Forms 10-Q, please note that you will need to apply the comments issued on the Form10-K above.

As appropriate, please amend your 2007 Form 10-KSB and 2008 Forms 10-Q respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant